[Letterhead of Wachtell, Lipton, Rosen & Katz]

                               51 West 52nd Street
                             New York, NY 10019-6150

                           Direct Dial: (212) 403-1309
                           Direct Fax: (212) 403-2309
                             E-mail: DAKatz@WLRK.com

                                December 19, 2005

VIA FEDERAL EXPRESS

Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

                     Re: Four Seasons Hotels Inc.
                     Annual Report on Form 40-F
                     For the fiscal year ended December 31, 2004 Response Letter dated October 18, 2005
                     File Number 001-14572

Dear Ms. Blye:

        On behalf of our client, Four Seasons Hotels Inc. (the "Company"), set forth below is the response to the comment of the Staff of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the "Commission") that appeared in your letter, dated November 30, 2005, with respect to the filing referenced above and our previous response letter, dated October 18, 2005 (the "October 18 Response Letter"). In your letter, dated November 30, 2005, the Staff requested that the Company provide additional information regarding the Company's views as to the materiality of its involvement with the Four Seasons Hotel in Damascus, Syria (the "Damascus Hotel") and other contacts in Syria, and whether they constitute a material investment risk to securityholders notwithstanding that they may have been conducted in compliance with relevant U.S. regulations, when considered in light of the potential impact on the Company's reputation and share value of the Company's status as a party to

Cecilia D. Blye, Esq.
December 19, 2005
Page 2

transactions and agreements with and/or in a country identified as a state sponsor of terrorism and subject to U.S. sanctions.

        As previously indicated in the October 18 Response Letter, the Company does not view its involvement with the Damascus Hotel and/or its contacts with Syria as material to the Company or as presenting a material investment risk for the Company's securityholders. As previously publicly disclosed, including in the above-referenced Annual Report on Form 40-F, the Company committed U.S. $5 million for the Damascus Hotel project, the full amount of which has already been invested. At the end of October 2005, the Company sold its entire ownership interest in the Damascus Hotel (which, as set forth in the October 18 Response Letter, has always been an indirect interest). Therefore, currently the Company only has a management arrangement in respect of the Damascus Hotel, a structure which is typical for the Company, which focuses on the management, rather than the ownership, of hotels and resorts. This is one of the 68 hotels currently managed by the Company. This hotel's 297 rooms represent only approximately 1.7% of the approximately 17,300 rooms at the various properties managed by the Company around the world.

        The Company's involvement in developing and managing a hotel property in Damascus has been publicly disclosed by the Company for several years, including by continuous references to the project in the Company's annual reports and quarterly reports since at least the annual report for the 2002 fiscal year, released in February 2003. The Company's involvement with the Damascus Hotel has also been the subject of media stories and articles, including recent articles in The New York Times and Fortune magazine.

        Senior management of the Company believes that no question or comment has been raised regarding the Company's investment in, or management of, the Damascus Hotel at any of the Company's shareholders meetings or on any investor call or presentation. From time to time, the Company has responded to questions regarding its operations and strategy in the Middle East region generally, as it has with respect to other regions in which it operates. Senior management of the Company similarly believes that the Company has not received a question or comment regarding the Company's investment in, or management of, the Damascus Hotel via a communication to its Investor Relations Department.

        The Company believes that securityholders agree with management's assessment that the Damascus Hotel and the Company's contacts with Syria are not material and do not constitute a material risk for a number of reasons. These include (1) the size of the Company's previous investment in the Damascus Hotel, both in terms of monetary investment and in terms of the size of the property in relation to the Company's overall hotel and resort portfolio, as explained in more detail in the October 18 Response Letter; (2) the fact that, although the Company believes that the most applicable U.S. regulations do not apply to the Company as it is not a "U.S. person" as defined in those regulations, the Company nonetheless has continually striven to ensure that its activities in Syria and with Syrian nationals and entities comply with relevant U.S. regulations that are applicable to "U.S. persons"; and (3) the Company has continuously and consistently made public disclosure regarding its involvement in the Damascus

Cecilia D. Blye, Esq.
December 19, 2005
Page 3

Hotel, including the status of the development of the Damascus Hotel and the Company's activities with respect thereto.

        Notwithstanding the foregoing, if the Staff believes it would be helpful to securityholders, in future filings, the Company would add disclosure to the "Four Seasons Portfolio -- Description of Hotel, Resorts and Residence Clubs" section that appears in its annual reports and that will now include the Damascus Hotel, as it is now open. To the extent applicable, the proposed disclosure corresponding to the Damascus Hotel would provide that the hotel is located in Damascus, Syria, a country that is on the U.S. list of state sponsors of terrorism and that is subject to legislatively mandated penalties, including export sanctions and ineligibility to receive most forms of U.S. aid or to purchase U.S. military equipment.

                                     * * *

        Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1309 or my colleague, Joshua R. Cammaker, at (212) 403-1331.

                                              Very truly yours,

                                              /s/ David A. Katz

                                              David A. Katz


Enclosures

cc:        Jack Guggenheim, Esq.
                  Securities and Exchange Commission

           Randolph Weisz
           Sarah Cohen
                  Four Seasons Hotels Inc.

           Jonathan Lampe, Esq.
                  Goodmans LLP

           Mark Vecchio, Esq.
                  Heller Ehrman White & McAuliffe LLP